K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

July 30, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sonny Oh

Christina DiAngelo Fettig

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-239598 Registration Statement on Form N-14

Dear Mr. Oh and Ms. Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 23, 2020 from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”), and on July 27, 2020, from Sonny Oh of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Global Trust, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Global Equity Trust (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), also a series of the Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on July 1, 2020, accession no. 0001133228-20-004248.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

With respect to comments received from Mr. Oh and Ms. Fettig, the Trust responds as follows:

Comment 1 — The staff notes that incorrect series and class identifier information is included on the EDGAR page for the Registration Statement. Therefore, the staff believes that the Registration Statement is ineligible for automatic effectiveness pursuant to Rule 488.

Response to Comment 1 — In response to the staff’s comment, the Trust will file a pre-effective amendment to the Registration Statement on Form N-14/A on July 31, 2020 and will request acceleration of effectiveness to July 31, 2020. In addition, the Trust has included changed pages of the Registration Statement reflecting responses to the staff’s comments in Appendix A, hereto.

Securities and Exchange Commission
July 30, 2020

With respect to the comments received from Mr. Oh on July 27, the Trust responds as follows:

Contract Owner Letter

Comment 2 — Please disclose the reason that the Reorganization was proposed to the Board. Please also add this disclosure in the combined proxy statement and prospectus (“Proxy/Prospectus”) under “Overview of the Reorganization—Reasons for the Reorganization” and “Information About the Reorganization—Reasons for the Reorganization.”

Response to Comment 2 — The Trust has made the requested changes.

Comment 3 — In the second paragraph under “The Reorganization,” please consider removing the discussion of Series NAV and Series II shares. Please also consider removing references to Series NAV and Series II shares throughout the Proxy/Prospectus because these share classes are not involved in the Reorganization.

Response to Comment 3 — In response to the staff’s comment, the Trust has revised the disclosure as follows to clarify which share classes are involved in the Reorganization:

The Acquired Fund ~~offers~~ has registered Series I and Series II shares, although as of the record date for the Meeting, July 26, 2020, Series II shares had no assets and, therefore, are not involved in the Reorganization and, furthermore, are not currently being offered. The Acquiring Fund offers Series I, Series II, and Series NAV shares. In the Reorganization, holders of Series I shares of the Acquired Fund will receive Series I shares of the Acquiring Fund.

Proxy/Prospectus

Comment 4 — Please hyperlink to information or documents on EDGAR that have been incorporated by reference.

Response to Comment 4 — The Trust has made the requested changes.

Comment 5 — Please consider revising the “Overview of the Reorganization” to a question-and-answer format.

Response to Comment 5 — The Trust has reviewed this section of the Proxy/Prospectus and has determined that the format in which it is presented is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 6 — On page 4, under the heading “Shares Issued in the Reorganization” the disclosure only contemplates the merger of Series I shares, while the disclosure under “Reasons for the Reorganization” discusses both Series I and Series II shares. Please clarify the share classes involved in the Reorganization and revise the applicable disclosures accordingly.

Securities and Exchange Commission
July 30, 2020

Response to Comment 6 — The Trust will make the requested changes.

Comment 7 — Please confirm that the side-by-side “Comparison of Acquired and Acquiring Funds” beginning on page 6 will appear in a tabular format for readability.

Response to Comment 7 — The Trust so confirms.

Comment 8 — On page 8, under the heading “Comparison of, and Effect on, Fund Operating Expenses,” please disclose that the applicable classes of the Funds have no shareholder fees.

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — On page 9, in the Annual Fund Operating Expenses table, the rows for Series II and Series NAV shares should be removed if those share classes are not implicated in the Reorganization. If removed from the table, please also remove Series II and Series NAV shares from the hypothetical expense example.

Response to Comment 9 — The Trust will make the requested changes.

Comment 10 — On page 10, in the first paragraph under the heading “Investment Management Fees/Subadvisory Arrangements,” please provide an explanation of the term “Aggregate Net Assets.”

Response to Comment 10 — The Trust will make the requested change.

Comment 11 — On page 10, under the heading “Performance,” please provide a narrative summary of the performance comparison.

Response to Comment 11 — The Trust will make the requested change.

Comment 12 — On page 13, in the next-to-last sentence under the heading “Information about the Reorganizations — Agreement and Plan of Reorganization,” please disclose the specific possible actions that the Board considered as alternatives to the Reorganization.

Response to Comment 12 — The Trust has made the requested change.

Comment 13 — On page 14, under the heading “Board Consideration of the Reorganization,” if applicable, please disclose any adverse considerations by the Board.

Response to Comment 13 — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under the heading “Board Consideration of the Reorganization,” the Board concluded that the Reorganization was in the best interests of the Acquired Fund and Acquiring Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
July 30, 2020

Comment 14 — On page 25, under the heading “The Subadvisor and Portfolio Managers,” the disclosure for Manulife IM (US) states that the portfolio managers have managed the Funds “since 2020.” Please revise this disclosure to indicate the month and year in which each portfolio managers commenced management of the Fund.

Response to Comment 14 — The Trust notes that the disclosure in the Proxy/Prospectus is consistent with the disclosure in the currently effective registration statements for the Funds. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 15 — On page 32, under the heading “Shareholders and Voting Information – Shareholders of JHVIT,” consider tailoring the disclosure in the fifth paragraph to the share classes implicated in the Reorganization.

Response to Comment 15 — The Trust will make the requested change.

Comment 16 — On page 32, under the heading “Shareholders and Voting Information – Voting Procedures,” consider removing either the first or third sentence in the first paragraph as the disclosure is duplicative.

Response to Comment 16 — The Trust notes that it is soliciting proxies from the shareholders of the Acquired Fund, including John Hancock (U.S.A.) and John Hancock New York (collectively, the “Insurance Companies”), which have the right to vote upon matters that may be voted upon at a special shareholders’ meeting. The Insurance Companies will furnish the Proxy Statement to certain owners of variable contracts participating in their separate accounts and that hold shares of the Acquired Fund to be voted at the Meeting, and will solicit voting instructions from those contract owners. If timely voting instructions are received from contract owners, the Insurance Companies will vote shares of the Acquired Fund in accordance with such instructions.

The Trust notes that the third sentence describes how voting instructions from contract owners may be revoked, whereas the first sentence describes how proxies held by the Insurance Companies may be revoked. As a result, the Trust submits that the sentences are not duplicative, and respectfully declines to make a change in response to this comment.

Comment 17 — Under the heading “Outstanding Shares and Share Ownership,” please provide all information required by Item 7(c)(4)(i) of Form N-14 to the extent applicable.

Response to Comment 17 — The Trust will make the requested change.

Statement of Additional Information (“SAI”)

Securities and Exchange Commission
July 30, 2020

Comment 18 — Please hyperlink to information or documents on EDGAR that have been incorporated by reference.

Response to Comment 18 — The Trust has made the requested changes.

Part C

Comment 19 — Please represent that the Trust will file a post-effective amendment to the Registration Statement after the Reorganization closes to include as an exhibit executed copies of the tax opinions.

Response to Comment 19 — The Trust represents that it will file a post-effective amendment to the Registration Statement after the Reorganization closes to include as exhibits executed copies of the tax opinions.

With respect to the comments received from Ms. Fettig on July 23, the Trust responds as follows:

Proxy/Prospectus

Comment 1 — With respect to the discussion throughout the Registration Statement regarding changes to the Acquired and Acquiring Funds’ subadviser, investment objective, investment policies, and management fees as of April 27, 2020, please confirm: (i) how shareholders were notified of the changes; (ii) whether the changes were made in contemplation of the Reorganization; and (iii) whether there was any portfolio repositioning in connection with those changes.

Response to Comment 1 — In response to the staff’s comment, the Trust notes that the investment policy changes to the Funds that became effective April 27, 2020 were not made in contemplation of the proposed Reorganization but rather were made due to the new subadviser’s investment process. The portfolios of both the Acquired Fund and the Acquiring Fund were re-positioned as a result of the previously effective investment policy changes. The Adviser anticipates that there will be minimal re-positioning of the portfolios of the Acquired and Acquiring Fund as a result of the Reorganization since the investment policies of the Funds are now identical. The Trust further notes that shareholders of the Funds were notified of the changes pursuant to a prospectus supplement dated December 12, 2019.

Comment 2 — Please hyperlink to information or documents on EDGAR that have been incorporated by reference.

Response to Comment 2 — The Trust has made the requested changes.

Comment 3 — On page 4, under the heading “Portfolio Repositioning,” please clarify whether there is any repositioning anticipated in connection with the Reorganization. If repositioning is

Securities and Exchange Commission
July 30, 2020

anticipated, please disclose: (i) whether such sales are necessary to bring the Acquired Fund into compliance with the Acquiring Fund’s investment strategies; (ii) the percentage of assets held by the Acquired Fund that are expected to be sold in connection with the Reorganization; (iii) the estimated transaction costs associated with the portfolio re-positioning in dollars and as a percentage of the Acquired Fund’s net asset value (i.e., in basis points); and (iv) the estimated aggregate dollar amount and per-share dollar amount of any capital gains that are expected to result from sales of portfolio assets in connection with the Reorganization.

Response to Comment 3 — The paragraph on page 4 entitled “Portfolio Re-positioning” has been removed because the Adviser anticipates that there will be minimal portfolio repositioning due to the merger.

Comment 4 — On page 8, please confirm supplementally that the fee table information represents the current fees of the Acquired and Acquiring Funds in accordance with Item 3 of Form N-14.

Response to Comment 4 — The Trust so confirms.

Comment 5 — On page 8, please confirm whether the following footnote from the Acquired Fund’s currently effective prospectus should be added to the Annual Fund Operating Expenses table with respect to Series II shares of the Acquired Fund: “‘Other expenses’ have been estimated for the first year of operations of the fund’s Series II shares.”

Response to Comment 5 — The Trust notes that this footnote related to Series II of the Acquired Fund and information relating to Series II of the Acquired Fund has been removed from the Registration Statement because Series II of the Acquired Fund had no assets or shareholders as of the Record Date of the Meeting and, therefore, are not involved in the Reorganization and, furthermore, are not currently being offered.

Comment 6 — On page 9, in the Annual Fund Operating Expenses table, the staff notes that the rows for Series NAV shares could be removed as they are not implicated in the Reorganization. If these rows are removed from the table, please also remove Series NAV shares from the hypothetical expense example.

Response to Comment 6 — The Trust has made the requested change.

Comment 7 – The staff notes that if the effective date of the Registration Statement is delayed, the expiration date of the fee waiver described in the Annual Fund Operating Expenses table will need to be updated to extend for one year following the effective date of the Registration Statement.

Response to Comment 7 — The Trust has updated the effective date of the fee waiver to July 31, 2022.

Securities and Exchange Commission
July 30, 2020

Comment 8 — On page 9, please consider disclosing that the hypothetical expense example reflects the effect of contractual fee waivers for the period described in the fee table.

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — On page 13, in the next-to-last sentence under the heading “Information about the Reorganizations — Agreement and Plan of Reorganization,” please disclose the specific possible actions that the Board considered as alternatives to the Reorganization.

Response to Comment 9 — The bold and underlined sentence below has been added to the Proxy/Prospectus in response to this comment.

“In addition to the factors set forth above, the Board also took into account the specific factors listed below with respect to the Acquired and Acquiring Funds in connection with its decision to recommend approval of the Reorganization on behalf of the Acquired Fund. With respect to performance information, the Board reviewed one-, three-, five- and ten-year performance information as of April 30, 2020 as well as year-to-date performance information as of April 30, 2020. The Board also reviewed year-to-date, one-, three-, and five-year performance information as of April 30, 2020 for Global Equity Fund, a series of John Hancock Funds II, which has been managed by Manulife IM (US) pursuant to the same investment objective and strategies as the Acquired and Acquiring Funds. The Board also considered whether to continue to manage the Acquired Fund and Acquiring Funds as separate series of the Trust.”

Comment 10 — On page 14, under the heading “Reasons for the Reorganization,” please disclose the reason that each Reorganization was proposed to the Board.

Response to Comment 10 — In response to the staff’s comment, the Trust has revised the Proxy/Prospectus as follows:

“The Advisor has recommended that the Board of Trustees of the Trust (the “Board”) approve the Reorganization since it believes that the Reorganization will benefit shareholders of the Acquired Fund ~~since~~ because both the Acquired Fund and the Acquiring Fund have the same subadvisor and, as of April 27, 2020, the same investment policies, and the Reorganization is expected to result in a combined fund that has the same management fee and lower total annual fund operating expenses (after the payment of any costs related to the Reorganization) as compared to the management fee and total annual fund operating expenses of the Acquired Fund (both before and after any expense waivers).”

SAI

Comment 11 — Under the heading “Pro Forma Financial Information,” please disclose: (i) that the Reorganization is tax free; (ii) that actual results may differ from the pro forma information

Securities and Exchange Commission
July 30, 2020

presented, which includes the use of estimates; and (iii) a description of the extent of, reasons for, and costs associated with any portfolio repositioning in connection with the Reorganization.

Response to Comment 11 — The Trust has made the requested changes.

Comment 12 — In the third paragraph under the heading “Pro Forma Financial Information,” please disclose that the effective advisory fee rates reflect contractual and voluntary advisory fee waivers in effect during the period.

Response to Comment 12 — The Trust has made the requested change.

Comment 13 — In the fourth paragraph under the heading “Pro Forma Financial Information,” please provide capitalization information (i.e., net assets) as of December 31, 2019, to match the date of the pro forma financial information, rather than as of April 30, 2020.

Response to Comment 13 — The Trust has made the requested change.

Comment 14— In the fifth paragraph under “Pro Forma Financial Information,” please confirm whether there would be an estimated decrease in management fees resulting from this Reorganization and, if necessary, revise the stated amount of the pro forma expense decrease if such amount includes the management fee reduction.

Response to Comment 14 — The Trust confirms that the Reorganization would not result in any decrease to the combined fund’s management fees because the Acquired Fund’s effective management fee rate for the fiscal year ended December 31, 2019 did not change and the aggregation of the assets of the Funds did not result in a lower management fee. The Trust confirms that the pro forma expense decrease is due to combined other operating expenses excluding the advisory fee.

_____________________________________________________

The Trust, on behalf of the Acquiring Fund, intends to file a pre-effective Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053.

Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Betsy Anne Seel, Assistant Secretary of the Trust

Harsha Pulluru, Assistant Secretary of the Trust

Securities and Exchange Commission
July 30, 2020

Appendix A

Registration Statement Changed Pages

JOHN HANCOCK VARIABLE INSURANCE TRUST

200 Berkeley Street

Boston, Massachusetts 02116

617-663-3000

July 31, 2020

Dear Variable Life and Variable Annuity Contract Owners:

A Special Meeting of Shareholders of John Hancock Variable Insurance Trust (“JHVIT”) will be held on September 23, 2020 at 10:00 a.m., Eastern Time (the “Meeting”). In light of the COVID-19 pandemic, the Meeting will be a virtual meeting held via telephone only. At the Meeting, shareholders of Global Equity Trust (formerly, Mutual Shares Trust) a series of JHVIT (the “Acquired Fund”) will be asked to consider and approve an Agreement and Plan of Reorganization (the “Plan”) providing for the combination of the Acquired Fund into Global Trust, also a series of JHVIT (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”) (the “Reorganization”).

Attending the Meeting via Telephone

Contract owners eligible to give voting instructions and shareholders of the Acquired Fund may attend the Meeting using the dial-in instructions below:

1-844-303-4325 (Conference ID 801871205)

Telephonic access to the Meeting is limited to variable insurance and annuity contract owners who are authorized to give voting instructions to shareholders and to representatives of the insurance company separate accounts that own shares of the Acquired Fund.

The Reorganization

Under the Plan and with respect to the Reorganization: (i) the Acquiring Fund will acquire all the assets, subject to all the liabilities, of the Acquired Fund in exchange for shares of the Acquiring Fund; (ii) the shares of the Acquiring Fund will be distributed to the shareholders of the Acquired Fund; and (iii) the Acquired Fund will be liquidated and terminated. As a result, each shareholder of the Acquired Fund will become a shareholder of the Acquiring Fund. The total value of all shares of the Acquiring Fund issued in the Reorganization will equal the total value of the net assets of the Acquired Fund. The number of full and fractional shares of the Acquiring Fund received by a shareholder of the Acquired Fund will be equal in value to the value of that shareholder’s shares of the Acquired Fund as of the close of regularly scheduled trading on the New York Stock Exchange (the “NYSE”) on the closing date of the Reorganization.

The Acquired Fund ~~offers~~has registered Series I and Series II shares, although as of the record date for the Meeting, July 26, 2020, Series II shares had no assets and, therefore, are not involved in the Reorganization and, furthermore, are not currently being offered. The Acquiring Fund offers Series I, Series II, and Series NAV shares. In the Reorganization, holders of Series I shares of the Acquired Fund will receive Series I shares of the Acquiring Fund.

If approved by shareholders of the Acquired Fund, the Reorganization is expected to occur as of the close of regularly scheduled trading on the NYSE on November 6, 2020.

The investment advisor to the Funds recommended that the Board of Trustees of the Trust (the “Board”) ~~has approved~~approve the Reorganization ~~and~~since it believes that the Reorganization will benefit shareholders of the

Acquired Fund ~~since~~because both the Acquired Fund and the Acquiring Fund have the same ~~subadviser~~subadvisor and, as of April 27, 2020, the same investment policies, and the Reorganization is expected to result in a combined fund that has the same management fee and lower total annual fund operating expenses (after the payment of any costs related to the Reorganization) as compared to the management fee and total annual fund operating expenses of the Acquired Fund (both before and after any expense waivers).

The Reorganization is not expected to be a taxable event for federal income tax purposes for variable life insurance and variable annuity contract owners whose contract values are determined by investment in shares of the Acquired Fund. The expenses of the Reorganization will be borne by both the Acquired Fund and Acquiring Fund in proportion to each Fund’s net assets because each Fund is expected to benefit from lower total annual fund operating expenses. If the Reorganization is not consummated, the expenses of the Reorganization will be paid by John Hancock Variable Trust Advisers LLC (formerly, John Hancock Investment Management Services, LLC), each ~~fund’s~~Fund’s investment advisor.

*        *         *

Although you are not a shareholder of JHVIT, your purchase payments and the earnings on such purchase payments under your variable life insurance or variable annuity contracts issued by John Hancock Life Insurance Company (U.S.A.) (“ John Hancock USA”) and John Hancock Life Insurance Company of New York (“John Hancock NY”) are invested in subaccounts of separate accounts established by these companies that are registered under the Investment Company Act of 1940 (“Registered Separate Accounts”), and each subaccount invests in shares of one of JHVIT’s funds. You have the right to instruct these insurance companies, as appropriate, how to vote the shares of the Acquired Fund that are attributable to your contracts as of July 26, 2020, the record date for the Meeting.

Enclosed you will find a Notice of Special Meeting of Shareholders, a Proxy Statement/Prospectus for JHVIT, and a Voting Instructions Form. The Proxy Statement/Prospectus provides background information and describes in detail the matters to be voted on at the Meeting.

The Board has voted in favor of the proposed Reorganization and recommends that you give voting instructions FOR its approval.

In order for shares to be voted at the Meeting based on your instructions, we urge you to read the Proxy Statement/Prospectus and then complete and mail your Voting Instructions Form in the enclosed postage -paid envelope, allowing sufficient time for its receipt by the close of business on September 22, 2020. To give voting instructions by touch-tone telephone or via the Internet, follow the instructions on the Voting Instructions Form.

JOHN HANCOCK VARIABLE INSURANCE TRUST

200 Berkeley Street, Boston, Massachusetts 02116, 617-663-3000

This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Trustees (the “Board”) of John Hancock Variable Insurance Trust (“JHVIT”) of proxies to be used at a Special Meeting of Shareholders of JHVIT to be held on September 23, 2020 at 10:00 a.m., Eastern Time (the “Meeting”). In light of the COVID-19 pandemic, the Meeting will be a virtual meeting held via telephone only.

At the Meeting, shareholders of Global Equity Trust (formerly, Mutual Shares Trust) a series of JHVIT (the “Acquired Fund”) will be asked to consider and approve an Agreement and Plan of Reorganization (the “Plan”) providing for the combination of the Acquired Fund into Global Trust, also a series of JHVIT (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”) (the “Reorganization”).

Attending the Meeting via Telephone

Contract owners eligible to give voting instructions and shareholders of the Acquired Fund may attend the Meeting using the dial-in instructions below:

1-844-303-4325 (Conference ID 801871205)

Telephonic access to the Meeting is limited to variable insurance and annuity contract owners who are authorized to give voting instructions to shareholders and to representatives of the insurance company separate accounts that own shares of the Acquired Fund.

This Proxy Statement/Prospectus contains information shareholders should know before voting on the Reorganization. Please read it carefully and retain it for future reference.

JHVIT’s Annual Report to Shareholders contains additional information about the investments of the Acquired and Acquiring Funds, as well as discussions of the market conditions and investment strategies that significantly affected the Funds during the fiscal year ended December 31, 2019.

Where to Get More Information Regarding the Acquired and Acquiring Funds

Information in the following documents is incorporated by reference into (and therefore legally part of) this Proxy/Prospectus:

•	The JHVIT Prospectus dated April 27, 2020, as supplemented (File Nos. 2-94157 and 811-04146)

•	JHVIT's Annual Report for the period ended December 31, 2019 (File No. 811-04146)

•	A Statement of Additional Information dated July 31, 2020 (File No. ~~333-_____~~333-239598) relating to this Proxy Statement/Prospectus (the “SAI”)

•	The Statement of Additional Information of JHVIT dated April 27, 2020, as supplemented (the “JHVIT SAI”) (File Nos. 2-94157 and 811-04146)

Copies of the Annual Report and the SAI, which will be accompanied by copies of the JHVIT SAI, may be obtained without charge by writing to JHVIT at the address stated above or by calling the appropriate toll free number listed below. For purposes of this Proxy Statement/Prospectus, references to information found or included in the SAI include information found or included in the JHVIT SAI. Contract holders having any questions regarding either Reorganization should call the appropriate toll free number listed below:

For John Hancock USA variable life contracts:	(800) 827-4546
For John Hancock NY variable life contracts:	(888) 267-7784

The Reorganization

Under the Plan and with respect to the Reorganization: (i) the Acquiring Fund will acquire all the assets, subject to all the liabilities, of the Acquired Fund in exchange for shares of the Acquiring Fund; (ii) the shares of the Acquiring Fund will be distributed to the shareholders of the Acquired Fund; and (iii) the Acquired Fund will liquidate and terminate. As a result, each shareholder of the Acquired Fund will become a shareholder of the Acquiring Fund. The total value of all shares of the Acquiring Fund issued in the Reorganization will equal the total value of the net assets of the Acquired Fund. The number of full and fractional shares of the Acquiring Fund received by a shareholder of the Acquired Fund will be equal in value to the value of that shareholder’s shares of the Acquired Fund as of the close of regularly scheduled trading on the New York Stock Exchange (the “NYSE”) on the closing date of the Reorganization, which is expected to be on or about November 6, 2020 (the “Exchange Date”).

The Acquired Fund ~~offers~~has registered Series I and Series II shares, although as of the record date for the Meeting, July 26, 2020, Series II shares had no assets and, therefore, are not involved in the Reorganization and, furthermore, are not currently being offered. The Acquiring Fund offers Series I, Series II, and Series NAV shares. In the Reorganization, holders of Series I shares of the Acquired Fund will receive Series I shares of the Acquiring Fund.

If approved by shareholders of the Acquired Fund, the Reorganization is expected to occur as of the close of regularly scheduled trading on the NYSE on November 6, 2020. All share classes of the Acquired Fund will vote in the aggregate and not by class. The terms and conditions of the Reorganization are more fully described below in this Proxy Statement/Prospectus and in the Plan attached hereto as Appendix A.

General

JHVIT is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), and files reports, proxy materials and other information with the SEC. Such materials are available on the SEC’s EDGAR Database on its website at sec.gov, and copies may be obtained, after paying a duplicating fee, by email request addressed to publicinfo@sec.gov.

TABLE OF CONTENTS
INTRODUCTION	3
OVERVIEW OF THE REORGANIZATION	4
PROPOSAL 1 — APPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION PROVIDING
FOR THE REORGANIZATION OF GLOBAL EQUITY TRUST (FORMERLY, MUTUAL SHARES
TRUST) INTO GLOBAL TRUST	6
INFORMATION ABOUT THE REORGANIZATION	13
Agreement and Plan of Reorganization	13
Reasons for the Reorganization	14
Board Consideration of the Reorganization	14
Description of the Securities to Be Issued	14
Federal Income Tax Consequences	15
CAPITALIZATION	16
ADDITIONAL INFORMATION ABOUT THE FUNDS	18
Additional Information About the Funds’ Principal Risks	18
Additional Information About the Funds’ Investment Policies	23
Rule 12b-1 Fees	~~25~~26
Dividends and Distributions	26
Purchase and Redemption of Shares	26
Disruptive Short Term Trading	28
Tax Matters	29
Policy Regarding Disclosure of Fund Portfolio Holdings	31
Broker Compensation and Revenue Sharing Arrangements	31
~~SHAREHOLDERS AND~~ VOTING ~~INFORMATION~~PROCEDURES	32
~~Shareholders of JHVIT~~	~~32~~
~~Voting Procedures~~	~~32~~
Solicitation of Proxies and Voting Instructions	33
OUTSTANDING SHARES AND SHARE OWNERSHIP	~~34~~33
FINANCIAL STATEMENTS; EXPERTS	34
LEGAL MATTERS	35
OTHER MATTERS	35
Appendix A — AGREEMENT AND PLAN OF REORGANIZATION	A-1
Appendix B — FINANCIAL HIGHLIGHTS OF THE FUNDS	B-1

OVERVIEW OF THE REORGANIZATION

The following is a summary discussion of the form and consequences of, and the reasons for, the Reorganization.

Board Approval and General Description of the Reorganization

At a meeting held June 23-25, 2020, all of the Trustees in attendance, including all the Trustees in attendance comprising a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of JHVIT, the Advisor, the subadvisor, or JH Distributors (the “Independent Trustees”), approved the Plan providing for the Reorganization of the Acquired Fund into the Acquiring Fund. The Reorganization contemplates: (i) the transfer of all the assets, subject to all of the liabilities, of the Acquired Fund to its Acquiring Fund in exchange for shares of the Acquiring Fund; (ii) the distribution to shareholders of the Acquired Fund of the shares of the Acquiring Fund; and (iii) the liquidation and termination of the Acquired Fund.

Shares Issued in the Reorganization

As a result of the Reorganization, shareholders of the Acquired Fund will become shareholders of the Acquiring Fund. In the Reorganization, the Acquiring Fund will issue a number of shares with a total value equal to the total value of the net assets of the Acquired Fund, and each shareholder of the Acquired Fund will receive a number of full and fractional shares of the Acquiring Fund with a total value equal to the total value of that shareholder’s shares of the Acquired Fund, as of the close of regularly scheduled trading on the NYSE on the closing date of the Reorganization (the “Exchange Date”).

The Acquired Fund ~~offers~~has registered Series I and Series II shares, although as of the Record Date, Series II shares had no assets and, therefore, are not involved in the Reorganization and, furthermore, are not currently being offered. The Acquiring Fund offers Series I, Series II, and Series NAV shares. In the Reorganization, holders of Series I shares of the Acquired Fund will receive Series I shares of the Acquiring Fund.

Reasons for the Reorganization

The ~~Reorganization was proposed to~~Advisor has recommended that the Board ~~and The Board~~ of Trustees of the Trust (the “Board”) ~~has approved~~approve the Reorganization ~~and~~since it believes that the Reorganization will benefit shareholders of the Acquired Fund ~~since~~because both the Acquired Fund and the Acquiring Fund have the same ~~subadviser~~subadvisor and, as of April 27, 2020, the same investment policies, and the Reorganization is expected to result in a combined fund that has the same management fee and lower total annual fund operating expenses (after the payment of any costs related to the Reorganization) as compared to the management fee and total annual fund operating expenses of the Acquired Fund (both before and after any expense waivers). On a pro forma basis, Series I ~~and Series II~~ shares of the resulting combined fund after the Reorganization are expected to have total operating expenses that are lower than those of Series I ~~and Series II~~ shares of the Acquired Fund, both before and after any expense waivers.

The factors that the Board considered in deciding to approve the Reorganization are discussed below under “Information About the Reorganization — Board Consideration of the Reorganization.”

Tax Consequences

The Reorganization is not expected to be a taxable event for federal income tax purposes for owners of variable contracts whose contract values are determined by investment in shares of the Acquired Fund. See “Information About the Reorganization – Federal Income Tax Consequences.”

~~Portfolio Re-Positioning~~

~~Immediately preceding the Reorganization, the Acquired Fund may, in certain situations, not comply with its investment policies due to the need to make changes to its portfolio to facilitate the Reorganization. The Reorganization will not result in any material change in the purchase and redemption procedures followed with~~

4

~~respect to the distribution of shares. See “Additional Information About the Funds — Purchase and Redemption of Shares” in the JHVIT Prospectus.~~

Reorganization Expenses

The aggregate estimated expenses of the Reorganization to be borne by the Acquired Fund and Acquiring Fund (consisting of legal, accounting, printing, and solicitation and tabulation of proxies), and the expected reduction in net asset value per share (in parentheses) is approximately $175,427, of which $81,359 will be borne by the Acquired Fund (less than $0.01 per share and 0.0615% of net assets (6.15 basis points)) and $94,068 will be borne by the Acquiring Fund (less than $0.01 per share and 0.0615% of net assets (6.15 basis points)).

The expenses of the Reorganization will be borne by both the Acquired Fund and Acquiring Fund in proportion to each Fund’s net assets because each Fund is expected to benefit from lower total annual fund operating expenses. If the Reorganization is not consummated, the expenses of the Reorganization will be paid by JHVTA.

5

PROPOSAL 1 —

APPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION PROVIDING FOR

THE REORGANIZATION OF GLOBAL EQUITY TRUST (FORMERLY, MUTUAL SHARES TRUST)

INTO

GLOBAL TRUST

Shareholders of Global Equity Trust (formerly, Mutual Shares Trust) (the “Acquired Fund”) are being asked to approve the Plan providing for the Reorganization of that fund into Global Trust (the “Acquiring Fund”). The funds are compared below.

Comparison of Acquired and Acquiring Funds

The investment objectives and policies for the Acquired Fund and the Acquiring Fund are identical and are set forth below. As discussed below, effective April 27, 2020, the investment objectives and policies for the Acquired and Acquiring Funds were revised in connection with the change to Manulife IM (US) as the ~~funds~~Funds’ subadvisor.

Global Equity Trust	Global Trust
(formerly, Mutual Shares Trust)	(Acquiring Fund)
(Acquired Fund)

Approximate Net Assets of Each Fund as of December 31, 2019

$153,182,281	$188,528,909

Approximate Net Assets of Each Fund as of April 30, 2020

$132,280,733	$152,943,135

Investment Advisor:
JHVTA
Investment Subadvisor:
Manulife IM (US)
Investment Objective:
To seek long-term capital appreciation.
Principal Investment Strategies:

The fund seeks to generate capital appreciation by investing at least 80% of net assets (plus borrowings for investment purposes) in a diversified portfolio of equity securities. This policy is subject to change only upon 60 days' notice to shareholders. Under normal market conditions, at least 40% of the value of the fund's net assets will be invested in issuers domiciled outside of the United States, including in emerging markets, which includes securities for which the relevant reference entity is domiciled outside the United States, such as American Depositary Receipts (ADRs), that trade on U.S. exchanges. There are no limits on the market capitalization ranges of the companies in which the fund may invest. The fund may invest in the securities of large, medium, or small

6

            Preferred and convertible securities risk. Preferred stock dividends are payable only if declared by the issuer’s board. Preferred stock may be subject to redemption provisions. The market values of convertible securities tend to fall as interest rates rise and rise as interest rates fall. Convertible preferred stock’s value can depend heavily upon the underlying common stock’s value.

Repurchase agreements risk. The risk of a repurchase agreement transaction is limited to the ability of the seller to pay the agreed-upon sum on the delivery date. In the event of bankruptcy or other default by the seller, the instrument purchased may decline in value, interest payable on the instrument may be lost and there may be possible difficulties and delays in obtaining collateral and delays and expense in liquidating the instrument.

Small and mid-sized company risk. Small and mid-sized companies are generally less established and may be more volatile than larger companies. Small and/or mid-capitalization securities may underperform the market as a whole.

Warrants risk. The prices of warrants may not precisely reflect the prices of their underlying securities. Warrant holders do not receive dividends or have voting or credit rights. A warrant ceases to have value if not exercised prior to its expiration date.

*       *      *

These risks are more fully described below and in the JHVIT Prospectus under “Additional Information About the Funds’ Principal Risks.” Additional information on these risks is included in the JHVIT SAI under “Risk Factors.”

Comparison of, and Effect on, Fund Operating Expenses

The operating expenses of each fund for the twelve-month period ended December 31, 2019 (including pro forma expenses showing the effect of the Reorganization) are set forth below. On a pro forma basis, Series I~~, Series II, and Series NA~~ shares of the resulting combined fund after the Reorganization are expected to have total operating expenses that are lower than ~~the corresponding~~ Series I shares of the Acquired Fund ~~share classes, as applicable~~ (both before and after any expense waivers). The share classes of the Funds are not subject to any shareholder fees.

The expense ratios and examples below do not reflect the fees and expenses of any variable contract that may use JHVIT as its underlying investment option. If such fees and expenses had been reflected, the expense ratios would be higher.

~~The Acquired Fund offers Series I and Series II shares although as of the Record Date, Series II shares had no assets. The Acquiring Fund offers Series I, Series II, and Series NAV shares. In the Reorganization, holders of Series I shares of the Acquired Fund will receive Series I shares of the Acquiring Fund.~~

Annual Fund Operating Expenses (12-month period ended 12/31/19)

(expenses that you pay each year as a percentage of the value of your investment)

				Total		Total annual
		Distribution		annual		fund operating
		and service	Other	fund	Contractual	expenses after
	Management	(Rule	expense	operating	expense	expense
Fund/Share	fees[1]	12b-1) fees	s	expenses	reimbursement[2]	reimbursements
(1) Global Equity Trust
(formerly, Mutual Shares
Trust) (Acquired Fund)
Series I	0.80%	0.05%	0.11%	0.96%	-0.01%	0.95%
~~Series II~~	~~0.80%~~	~~0.25%~~	~~0.11%~~	~~1.16%~~	~~-0.01%~~	~~1.15%~~
7

				Total		Total annual
		Distribution		annual		fund operating
		and service	Other	fund	Contractual	expenses after
	Management	(Rule	expense	operating	expense	expense
Fund/Share	fees[1]	12b-1) fees	s	expenses	reimbursement[2]	reimbursements
(2) Global Trust
(Acquiring Fund)
Series I	0.80%	0.05%	0.11%	0.96%	-0.01%	0.95%
~~Series II~~	~~0.80%~~	~~0.25%~~	~~0.11%~~	~~1.16%~~	~~-0.01%~~	~~1.15%~~
~~Series NAV~~	~~0.80%~~	~~0.00%~~	~~0.11%~~	~~0.91%~~	~~-0.01%~~	~~0.90%~~
(3) Global Trust
(Acquiring Fund)
(Pro forma combining (1)
and (2))
Series I	0.80%	0.05%	0.10%	0.95%	-0.01%	0.94%
~~Series II~~	~~0.80%~~	~~0.25%~~	~~0.10%~~	~~1.15%~~	~~-0.01%~~	~~1.14%~~
~~Series NAV~~	~~0.80%~~	~~0.00%~~	~~0.10%~~	~~0.90%~~	~~-0.01%~~	~~0.89%~~

1 “Management fee” has been restated to reflect the contractual management fee schedule effective April 27, 2020.

2 The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for each fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, each fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, ~~2021~~2022, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Examples: The examples are intended to help you compare the costs of investing in the Acquired and Acquiring Funds. The examples assume that $10,000 is invested in the particular fund for the periods indicated and then all shares are redeemed at the end of those periods. The examples also assume that the investment has a 5% return each year and that each fund’s operating expenses remain the same. The expense example does not reflect fees and expenses of any variable insurance contract that may use the fund as its underlying investment option and would be higher if they did. The examples reflect the contractual fee waiver only for the duration of the waivers reflected in the Annual Fund Operating Expenses table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund/Share Class		One Year	Three Years	Five Years	Ten Years
(1) Global Equity Trust (formerly,	Series I	$97	$305	$530	$1,177
Mutual Shares Trust)
	~~Series II~~
(Acquired Fund)		~~$117~~	~~$367~~	~~$637~~	~~$1,408~~
(2) Global Trust	Series I	$97	$305	$530	$1,177
(Acquiring Fund)	~~Series II~~	~~$117~~	~~$367~~	~~$637~~	~~$1,408~~
	~~Series NAV~~	~~$92~~	~~$289~~	~~$503~~	~~$1,119~~
(3) Global Trust	Series I	$96	$302	$525	$1,165
(Acquiring Fund)	~~Series II~~	~~$116~~	~~$364~~	~~$632~~	~~$1,397~~
(Pro forma combining (1) and (2))
	~~Series NAV~~	~~$91~~	~~$286~~	~~$497~~	~~$1,107~~

Portfolio Turnover. Each of the Acquired and Acquiring Funds pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance. During the fiscal year ended December 31, 2019, the portfolio turnover rate for the Acquired Fund was 26% of the average value of its total portfolio, and the portfolio turnover rate for the Acquiring Fund was 20% of the average value of its total portfolio.

8

            Distribution, Purchase and Redemption Procedures and Exchange Rights. The distribution, purchase and redemption procedures of each fund, and the exchange rights of the corresponding classes of each fund, are the same.

Investment Management Fees/Subadvisory Arrangements

Each ~~fund~~Fund pays JHVTA a management fee set forth below that is accrued and paid daily. The advisory fee for ~~the fund~~each Fund is calculated by applying to the net assets of the ~~fund~~ Fund an annual fee rate, which is determined based on the application of the annual percentage rates for the fund to the “Aggregate Net Assets” of the ~~fund~~applicable Fund. Aggregate Net Assets includes the net assets of the applicable Fund together with the net assets of any other applicable fund identified in the advisory agreement.

Global Equity Trust (formerly, Mutual Shares Trust) (Acquired Fund) and Global Trust (Acquiring Fund)

0.800% — first $1 billion; and

0.790% — excess over $1 billion.*

*The fee schedule above became effective on April 27, 2020 (the “New Fee Schedule”).

During the twelve-month period ended December 31, 2019, the Acquired Fund paid an effective advisory fee of 0.95%. Had the New Fee Schedule been in effect for the twelve-month period ended December 31, 2019, the Acquired Fund would have paid an effective advisory fee of 0.79%. In each case, the effective advisory fee reflects contractual and voluntary advisory fee waivers in effect during the period.

During the twelve-month period ended December 31, 2019, the Acquiring Fund paid an effective advisory fee of 0.79%. Had the New Fee Schedule been in effect for the twelve-month period ended December 31, 2019, the Acquiring Fund would have paid an effective advisory fee of 0.79%. In each case, the effective advisory fee reflects contractual and voluntary advisory fee waivers in effect during the period.

Manulife IM (US) serves as subadvisor to the Acquired and Acquiring Funds. For its services, the subadvisor receives a subadvisory fee.1 The subadvisory fee is paid by JHVTA and is not an additional charge to the funds.

*      *      *

For additional information about the subadvisor and portfolio managers for the Acquired and Acquiring Funds, see “Additional Information About the Funds – The Subadvisor and Portfolio Managers.”

A discussion of the basis of the Board’s approval of the continuation of the advisory agreements for the Acquired and Acquiring Funds at the in-person June 2019 Board meeting is available in JHVIT’s Semiannual Report to Shareholders for the six-month period ended June 30, 2019. A discussion of the Board’s approval of Manulife IM (US) as the new subadvisor for the Acquired and Acquiring Funds at the in-person December 2019 Board meeting is available in JHVIT’s Annual Report to Shareholders for the twelve-month period ended December 31, 2019.

Performance

The following information provides some indication of the risks of investing in each fund by showing changes in performance from year to year and by showing how average annual returns for specified periods compare with those of a broad measure of market performance. For each fund, the MSCI World Index shows how the fund’s performance compares against another broad measure of market performance.

1 Effective April 27, 2020, the ~~subadviser~~subadvisor for the Acquired Fund was changed from Franklin Mutual Advisers, LLC to Manulife IM (US) and the ~~subadviser~~subadvisor for the Acquiring Fund was changed from Templeton Global Advisors Limited to Manulife IM (US).

9

            While the Acquiring Fund has outperformed the Acquired Fund in certain individual calendar years over the past ten years, the Acquired Fund outperformed the Acquiring Fund for each of the one year, five year, and ten year periods ended December 31, 2019.

Prior to April 27, 2020, the Acquired Fund and the Acquiring Fund were managed by different subadvisors pursuant to different strategies, and thus, the performance presented prior to April 27, 2020 should not be attributed to the current subadvisor, Manulife IM (US). Each Fund's performance shown below might have differed materially had Manulife IM (US) managed the Funds prior to April 27, 2020.

The performance information below does not reflect fees and expenses of any variable contract that may use JHVIT as its underlying investment option. If such fees and expenses had been reflected, performance would be lower.

The past performance of a fund is not necessarily an indication of how it will perform in the future.

Global Equity Trust (formerly, Mutual Shares Trust)

(Acquired Fund)

Calendar year total returns for Series I (%)

Best Quarter: 10.86% (Quarter ended Q4 ‘11)

Worst Quarter: –15.70% (Quarter ended Q3 ‘11)

Global Trust

(Acquiring Fund)

Calendar year total returns for Series I (%)

Best Quarter: 14.03% (Quarter ended Q3 ‘10)

Worst Quarter: –20.19% (Quarter ended Q3 ‘11)

10

Average Annual Total Returns for Periods Ended December 31, 2019 (%) (1)

Fund	One Year	Five Year	Ten Year
Global Equity Trust Series I (2)	23.12%	6.20%	8.89%
Benchmark index for Global Equity Trust (S&P 500 Index)
(reflects no deduction for fees, expenses or taxes) (3)	31.49%	11.70%	13.56%

Global Trust Series I (4)	16.04%	3.86%	6.64%
Benchmark index for Global Trust (MSCI World Index)	27.67%	8.74%	9.47%
(reflects no deduction for fees, expenses or taxes)

(1)	The performance information does not reflect fees and expenses of any variable insurance contract that may use JHVIT as its underlying investment medium. If such fees and expenses had been reflected, performance would be lower.

(2)	Global Equity Trust changed its name, investment policies and ~~subadviser~~subadvisor on April 27, 2020. Therefore, the performance prior to April 27, 2020 is not attributable to Manulife IM (US) and reflects the prior investment strategies of the Acquired Fund.

(3)	Prior to April 27, 2020, the primary benchmark of the Acquired Fund was the S&P 500 Index. Effective April 27, 2020, the Acquired Fund’s primary benchmark index is the MSCI World Index. The MSCI World Index is better aligned with the Acquired Fund’s investment strategy.

(4)	Global Trust changed its investment policies and ~~subadviser~~subadvisor on April 27, 2020. Therefore, the performance prior to April 27, 2020 is not attributable to Manulife IM (US) and reflects the prior investment strategies of the Acquiring Fund.

11

INFORMATION ABOUT THE REORGANIZATION

Agreement and Plan of Reorganization

The following summary of the Plan is qualified in its entirety by reference to the Plan attached to this Proxy Statement/Prospectus as Appendix A. The Plan provides, with respect to the Reorganization, that the Acquiring Fund will acquire all the assets, subject to all the liabilities, of the Acquired Fund in exchange for shares of the Acquiring Fund. Subject to the satisfaction of the conditions described below, such acquisition will take place as of the close of regularly scheduled trading on the NYSE on November 6, 2020 or on such later date as may be determined by JHVIT (the “Exchange Date”). The net asset value per share of each class of shares of the Acquired and Acquiring Fund will be determined by dividing the fund’s assets, less liabilities, attributable to that share class, by the total number of outstanding shares of that class. The assets of each fund will be valued in accordance with the valuation practices of the Acquiring Fund. See “Additional Information About the Funds — Purchase and Redemption of Shares (Calculation of Net Asset Value)” below.

The number of full and fractional shares of the Acquiring Fund received by a shareholder of the Acquired Fund will be equal in value to the value of that shareholder’s full and fractional shares of the Acquired Fund as of the close of regularly scheduled trading on the NYSE on the Exchange Date (the “Effective Time”) . The Acquired Fund will liquidate and distribute pro rata to its shareholders of record as of the Effective Time the shares of the Acquiring Fund received by the Acquired Fund in the Reorganization.

The Acquired Fund ~~offers~~has registered Series I and Series II shares, although as of the Record Date, Series II shares had no assets and, therefore, are not involved in the Reorganization and, furthermore, are not currently being offered. The Acquiring Fund offers Series I, Series II, and Series NAV shares. In the Reorganization, holders of Series I shares of the Acquired Fund will receive Series I shares of the Acquiring Fund.

The liquidation and distribution of the assets of the Acquired Fund will be accomplished by the establishment of accounts on the share records of the Acquiring Fund in the names of the shareholders of the Acquired Fund, each account representing the respective pro rata number of shares of the Acquiring Fund due the shareholder. After such distribution, JHVIT will take all necessary steps under Massachusetts law, JHVIT’s Agreement and Declaration of Trust (the “Declaration of Trust”), and any other applicable law to effect a complete dissolution of the Acquired Fund.

The consummation of the Reorganization is subject to the conditions set forth in the Plan, including that the affirmative vote of the holders of at least a Majority of the Outstanding Voting Securities (as defined under “Voting Procedures” below) of the Acquired Fund entitled to vote approve the Reorganization. With respect to the Reorganization, the Plan may be terminated and the Reorganization abandoned at any time prior to the Effective Time, before or after approval by the shareholders of the Acquired Fund, by JHVIT on behalf of either or both of the Acquired and Acquiring Funds if the Board or the officers of JHVIT determine that proceeding with the Reorganization is not in the best interests of either or both funds or their respective shareholders or contract owners. The Plan provides that JHVIT, on behalf of the Acquired or Acquiring Fund, may waive compliance with any of the covenants or conditions made therein for the benefit of that fund, except for certain conditions regarding the receipt of regulatory approvals.

The expenses of the Reorganization will be borne by both the Acquired Fund and Acquiring Fund in proportion to each Fund’s net assets because each Fund is expected to benefit from lower total annual fund operating expenses.

If the Reorganization is not consummated, the expenses of the Reorganization, consisting of legal, accounting, printing, and proxy solicitation and tabulation costs, will be paid by JHVTA.

If the Plan is not approved by the shareholders of the Acquired Fund or is not consummated for any other reason, the Board will consider other possible courses of action for the Acquired Fund.

The Board recommends that shareholders approve the Plan under Proposal 1.

12

Reasons for the Reorganization

The Advisor has recommended that the Board of Trustees of the Trust (the “Board”) ~~has approved~~approve the Reorganization ~~and~~since it believes that the Reorganization will benefit shareholders of the Acquired Fund ~~since~~because both the Acquired Fund and the Acquiring Fund have the same ~~subadviser~~subadvisor and, as of April 27, 2020, the same investment policies, and the Reorganization is expected to result in a combined fund that has the same management fee and lower total annual fund operating expenses (after the payment of any costs related to the Reorganization) as compared to the management fee and total annual fund operating expenses of the Acquired Fund (both before and after any expense waivers).

Series I ~~and Series II~~ shares of the Acquiring Fund have expense ratios that are the same as those of Series I ~~and Series II~~ shares of the Acquired Fund. On a pro forma basis, Series I~~, Series II, and Series NAV~~ shares of the resulting combined fund after the Reorganization are expected to have total operating expenses that are lower than those of the corresponding Acquired Fund share classes, as applicable (both before and after any expense waivers).

Board Consideration of the Reorganization

The Board, including the Independent Trustees, considered the Reorganization at its meeting held on June 23-25, 2020, and reviewed information and materials regarding the Reorganization presented or prepared by, among others, the Advisor. In its review of the Reorganization, the Board was assisted by legal counsel, and the Independent Trustees were also assisted by independent legal counsel. In reaching its decision at the June 23-25, 2020 meeting to recommend approval of the Reorganization, the Board concluded that the participation of the Acquired Fund in the Reorganization is in the best interests of the fund, as well as in the best interests of shareholders of and contract owners whose contract values are determined by investment in shares of the Acquired Fund, and that the interests of existing shareholders and contract owners will not be diluted as a result of the Reorganization.

In determining whether to approve the Reorganization and recommend its approval to shareholders of the Acquired Fund, the Board inquired into a number of matters and considered, with respect to the Reorganization, the following factors, among others:

(1)	the compatibility of the investment objectives, policies and risks of the Acquired and Acquiring Funds;

(2)	the comparative historical performance of the Acquired and Acquiring Funds;

(3) any advantages to shareholders of the Acquired Fund of investing in a larger post-Reorganization asset pool having the potential for greater diversification;

(4) the prospects for growth, and for achieving economies of scale, of the combined Acquired and Acquiring Funds;

(5) the expense ratios and available information regarding the fees and expenses of the Acquired and Acquiring Funds;

(6) the investment experience, expertise and financial resources of, and the nature and quality of the services provided by the Advisor and the subadvisor of the Acquiring Fund;

(7) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of shareholder or contract owner interests;

(8)	any direct and indirect costs to be incurred by the Acquired Fund as a result of the Reorganization;

(9) any direct or indirect benefits to the Advisor or its affiliates to be realized as a result of the Reorganization;

(10)	the tax consequences of the Reorganization on variable contract owners; and
13

(11) possible alternatives to the Reorganization, including liquidation of the Acquired Fund.

In addition to the factors set forth above, the Board also took into account the specific factors listed below with respect to the Acquired and Acquiring Funds in connection with its decision to recommend approval of the Reorganization on behalf of the Acquired Fund. With respect to performance information, the Board reviewed one-, three-, five- and ten-year performance information as of April 30, 2020 as well as year-to-date performance information as of April 30, 2020. The Board also reviewed year-to-date, one-, three-, and five-year performance information as of April 30, 2020 for Global Equity Fund, a series of John Hancock Funds II, which has been managed by Manulife IM (US) pursuant to the same investment objective and strategies as the Acquired and Acquiring Funds. The Board also considered whether to continue to manage the Acquired Fund and Acquiring Funds as separate series of the Trust.

Proposal 1 – Global Equity Trust (formerly, Mutual Shares Trust) (Acquired Fund) into Global Trust (Acquiring Fund)

1.	Effective April 27, 2020, Manulife IM (US) became the ~~subadviser~~subadvisor to both the Acquired Fund and the Acquiring Fund and the principal investment strategies of each fund were amended to be identical.

2.	JHVTA is the advisor to both the Acquired Fund and the Acquiring Fund, and will continue to provide investment advisory services to the Acquiring Fund after the Reorganization.

3.	The advisory fees for the Acquired Fund and the Acquiring Fund are the same.

4.	The current expense ratio of each class of shares of the Acquired Fund is the same as that of the corresponding share class of the Acquiring Fund.

5.	Combining the Acquired Fund and the Acquiring Fund will reduce the overall expenses of the combined fund.

6.	Effective April 27, 2020, the Acquired Fund and the Acquiring Fund changed their investment policies to be the same as those of the JHF II Global Equity Fund, which outperformed both Funds for the one-, three-and five- year periods ended April 30, 2020 and for the year to date period ended April 30, 2020.

7.	The Reorganization will not result in any dilution of shareholder or contract owner values.

8.	The Reorganization is not expected to be a taxable event for federal income tax purposes for contract owners.

The Board, including the Independent Trustees, also approved the Reorganization on behalf of the Acquiring Fund.

Description of the Securities to Be Issued

JHVIT has an unlimited number of authorized shares of beneficial interest. These authorized shares may be divided into series and classes thereof. The Declaration of Trust authorizes the Board, without shareholder approval, to issue shares in different series, to create new series, to name the rights and preferences of the shareholders of each of the series, to approve mergers of series (to the extent consistent with applicable laws and regulations) and to designate a class of shares of a series as a separate series.

The Acquired and Acquiring Funds are separate series or funds of JHVIT. The shares of JHVIT may be issued in four classes: Series I, Series II, Series III, and Series NAV shares. Not all JHVIT funds have established or are currently authorized to offer all classes of shares, and additional classes may be offered in the future. Currently, the Acquired Fund has Series I shares issued and outstanding and is authorized to issue Series II shares, whereas the Acquiring Fund has Series I, Series II, and Series NAV shares issued and outstanding.

14

Proposal 1 — Capitalization Table

Funds
			Net Asset
			Value Per
(1) Global Equity Trust			Share	Shares Outstanding

(formerly, Mutual
Shares Trust)
(Acquired Fund)		$153,182,281		22,911,647
	—Series I		$6.69
	Total	$153,182,281		22,911,647
(2) Global Trust
(Acquiring Fund)
	—Series I	$114,516,711	$20.04	5,714,864
	—Series II	$31,028,290	$19.95	1,555,539
	—Series NAV	$42,983,908	$20.01	2,147,795
	Total	$188,528,909		9,418,198
Reduction in net assets of	—Series I	$(138,498)	$(0.01)	(15,268,066)
the Acquired Fund and	—Series II	$(15,482)	$(0.01)	(0.00)
Acquiring Fund to reflect
the estimated expenses of
the Reorganization and
decrease in outstanding
shares relative to net asset
value upon the		$(21,447)		(0.00)
Reorganization	—Series NAV		$(0.01)
(3) Global Trust	Total	$(175,427)		(15,268,066)

(Acquiring Fund) (Pro
forma assuming
combination of (1) and
(2))	—Series I	$267,560,494	$20.03	13,358,445

	—Series II	$31,012,808	$19.94	1,555,539
	—Series NAV	$42,962,461	$20.00	2,147,795

	Total	$341,535,763		17,061,779
15

Manulife Investment Management (US) LLC (“Manulife IM (US)”)

Manulife IM (US), a Delaware limited liability company located at 197 Clarendon Street, Boston, Massachusetts 02116, was founded in 1979. It is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) and an affiliate of the Advisor. John Hancock Life Insurance Company (U.S.A.) is a subsidiary of MFC, based in Toronto, Canada. MFC is the holding company of the Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

Manulife IM (US) has identified the following persons as jointly and primarily responsible for the day-to-day management of the funds' portfolios as set forth below. These managers are employed by Manulife IM (US).

Portfolio Managers

Paul Boyne. Team Head, Portfolio Manager. Managed the Acquired and Acquiring Funds since 2020.

Stephen Hermsdorf. Managing Director, Portfolio Manager. Managed the Acquired and Acquiring Funds since 2020.

Messrs. Boyne and Hermsdorf will continue to manage the Acquiring Fund’s portfolio after the Reorganization.

* * *

Pursuant to an order received from the SEC, the Advisor is permitted to appoint a new subadvisor for a fund or change the terms of a subadvisory agreement without obtaining shareholder approval. As a result, a fund is able from time to time to change fund subadvisors or the fees paid to subadvisors without the expense and delays associated with holding a shareholders’ meeting. The SEC order does not, however, permit the Advisor to appoint a subadvisor that is an affiliate of the Advisor or change the subadvisory fee of an affiliated subadvisor without shareholder approval. Depending on the specific circumstances, however, the funds may rely on certain SEC staff no-action positions to appoint an affiliated subadvisor or change subadvisory fees without shareholder approval.

Rule 12b-1 Fees

JHVIT has adopted a Distribution Plan under Rule 12b-1 under the 1940 Act for Series I ~~and Series II~~ shares of each fund~~. Series NAV shares are not subject to Rule 12b-1 fees~~. Series I shares of the funds are subject to Rule 12b-1 fees amounting to 0.05% of the average daily net assets of Series I shares. ~~Series II shares of the Acquiring Fund are subject to Rule 12b-1 fees amounting to 0.25% of the average daily net assets of the fund’s Series II shares.~~

Rule 12b-1 fees will be paid to JH Distributors or any successor thereto (the “Distributor”). To the extent consistent with applicable laws, regulations and rules, the Distributor may use Rule 12b-1 fees:

(i)	for any expenses relating to the distribution of the shares of the class,

(ii)	for any expenses relating to shareholder or administrative services for holders of the shares of the class (or owners of contracts funded in insurance company separate accounts that invest in the shares of the class) and

(iii)	for the payment of “service fees” that come within Rule 2341 of the Conduct Rules of the Financial Industry Regulatory Authority.

Without limiting the foregoing, the Distributor may pay all or part of the Rule 12b -1 fees from a fund to one or more affiliated and unaffiliated insurance companies that have issued variable insurance contracts for which the fund serves as an investment vehicle as compensation for providing some or all of the types of services described in the preceding sentence; this provision, however, does not obligate the Distributor to make any payments of Rule 12b-1 fees and does not limit the use that the Distributor may make of the Rule 12b-1 fees it receives.

16

Broker Compensation and Revenue Sharing Arrangements

Insurance companies and their SEC-registered separate accounts may use JHVIT as an underlying investment option for their variable life insurance and variable annuity policies (“Variable Products”). Distributors of such variable products pay compensation to authorized broker -dealers for the sale of the contracts and policies. These distributors may also pay additional compensation to, and enter into revenue sharing arrangements with, certain authorized broker-dealers. These payments may influence such broker-dealers to recommend a Variable Product that use JHVIT as an underlying investment option over another investment. For a description of these compensation and revenue sharing arrangements, see the prospectuses and statements of additional information of the Variable Products. The compensation paid to broker-dealers and the revenue sharing arrangements may be derived, in whole or in part, through Rule 12b-1 distribution fees or through the Advisor’s profit on the advisory fee.

John Hancock USA and John Hancock NY (together the “John Hancock Insurance Companies”) and certain of their separate accounts that are exempt from SEC registration may use Series I shares of JHVIT as an underlying investment option for exempt group annuity contracts (“Group Contracts”) issued to certain qualified retirement plans (the “Plans”). John Hancock Insurance Companies and their affiliates pay compensation to broker-dealers and insurance agents for the sale of the Group Contracts and also pay compensation to third party administrators (“TPAs”) for the services they provide in connection with the administration of the Plans. To the extent the Insurance Companies and their affiliates pay additional compensation to, and enter into revenue sharing arrangements with, certain broker-dealers, agents or TPAs, JHVIT understands that the John Hancock Insurance Companies disclose such compensation and arrangements to the Plans. JHVIT also understands that, in the case of Group Contracts issued by John Hancock Insurance Companies, any such compensation or amounts paid under revenue sharing arrangements may be derived, in whole or in part, through Rule 12b-1 distribution fees or through the Advisor’s profit on the advisory fee.

JHVIT fund shares are sold only to insurance companies and their separate accounts as the underlying investment option for variable life insurance contracts and group annuity contracts offered to 401(k) plans (“variable contracts”) and those funds of JHVIT that operate as funds of funds. Two of these insurance companies, John Hancock USA and John Hancock NY, are affiliates of the Advisor (the “Affiliated Insurance Companies”). The Affiliated Insurance Companies perform administrative services for the JHVIT funds in connection with the variable contracts for which they serve as the underlying investment option. To compensate the Affiliated Insurance Companies for providing these services, the Advisor, not the JHVIT funds, pays each Affiliated Insurance Company an administrative fee equal to 0.25% of the total average daily net assets of the JHVIT funds attributable to variable contracts issued by the Affiliated Insurance Company. The Advisor may also pay insurance companies not affiliated with the Advisor an administrative fee for performing similar administrative services for the JHVIT funds.

~~SHAREHOLDERS AND~~ VOTING ~~INFORMATION~~PROCEDURES

~~Shareholders of JHVIT~~

~~JHVIT does not sell its shares directly to the public but generally only to insurance companies and their separate accounts as the underlying investment options for variable contracts issued by such companies, certain entities affiliated with the insurance companies and those funds of JHVIT that operate as funds of funds and invest in other JHVIT funds (the “Funds of Funds”). Only shares of a particular fund are entitled to vote on matters that affect only the interests of that fund.~~

~~As of the Record Date, shares of the Acquiring Fund were legally owned by John Hancock USA and John Hancock NY (collectively, the “Insurance Companies”).~~

~~The Insurance Companies hold shares principally in their separate accounts. They may also hold shares directly. An Insurance Company may legally own in the aggregate more than 25% of the shares of a fund. For purposes of the 1940 Act, any person who owns “beneficially” more than 25% of the outstanding shares of a fund is presumed to “control” the fund. Shares are generally deemed to be beneficially owned by a person who has the power to vote or dispose of the shares. An Insurance Company has no power to exercise any discretion in voting or disposing of any of the shares that it legally owns, except that it may have the power to dispose of shares that it holds~~

17

~~directly. Consequently, an Insurance Company would be presumed to control a fund only if it holds directly for its own account, and has the power to dispose of, more than 25% of the shares of the fund.~~

~~John Hancock USA is a stock life insurance company existing under the laws of Michigan and having its principal address at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5. John Hancock NY is a stock life insurance company organized under the laws of New York and having its principal address at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. Each Insurance Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company (“Manulife”), a Canadian stock life insurance company. The ultimate parent entity of the John Hancock Insurance Companies is MFC, the holding company of Manulife and its subsidiaries, collectively known as “Manulife Financial.” The principal offices of MFC are located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.~~

~~The number of votes eligible to be cast at the Meeting or outstanding with respect to the Acquired Fund, the percentage ownership of the outstanding shares of each fund by each of the Insurance Companies and other share ownership information, as of the Record Date, are set forth below under “Outstanding Shares and Share Ownership.”~~

~~Voting Procedures~~

Proxies from shareholders may be revoked at any time prior to the voting of the shares represented thereby by: (i) mailing written instructions addressed to the Secretary of JHVIT at 200 Berkeley Street, Boston, Massachusetts 02116; (ii) signing and returning a new proxy, in each case if received by JHVIT by the close of business on September 22, 2020; or (iii) attending the Meeting and voting shares. All valid proxies will be voted in accordance with specifications thereon, or in the absence of specifications, for approval of the Proposal. Instructions from contract owners may be revoked by: (i) mailing written instructions addressed to the Secretary of JHVIT at 200 Berkeley Street, Boston, Massachusetts 02116; or (ii) signing and returning a new voting instructions form, in each case if received by JHVIT by the close of business on September 22, 2020.

Quorum; Definition of a Majority of Outstanding Voting Securities. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting or any adjournment of the Meeting. The holders of 30% of the outstanding shares of JHVIT (or of a fund or class of shares of a fund, as applicable) at the close of business on that date present telephonically or by proxy will constitute a quorum for the Meeting. A Majority of the Outstanding Voting Securities (defined below) of JHVIT (or of a fund or class of shares of a fund, as applicable) is required to approve a proposal. As used in this Proxy Statement/Prospectus, the vote of a “Majority of the Outstanding Voting Securities” means the affirmative vote of the lesser of:

(1)	67% or more of the voting securities of a fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the fund are present telephonically or by proxy; or

(2)	more than 50% of the outstanding voting securities of the fund.

Shareholders are entitled to one vote for each Series I~~, Series II, and Series NAV~~ share held and fractional votes for fractional shares held. No shares have cumulative voting rights.

In the event the necessary quorum to transact business or the vote required to approve a proposal is not obtained at the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting with respect to one or more proposals in accordance with applicable law to permit further solicitation of proxies. Any adjournment of the Meeting generally will require the affirmative vote of the holders of a majority of JHVIT’s shares cast at the Meeting, and any adjournment with respect to a proposal will require the affirmative vote of the holders of a majority of the shares entitled to vote on the proposal cast at the Meeting. The persons named as proxies will vote for or against any adjournment in their discretion. Because shares held by contract owners participating in Registered Separate Accounts for which voting instructions are not timely received (as described below under “Solicitation of Proxies and Voting Instructions”) will nevertheless be voted in proportion to the timely instructions received from contract owners participating in such Registered Separate Accounts, all shares in Registered Separate Accounts will be voted at the meeting. Because Registered Separate Accounts and separate accounts of ~~the~~ John

18

Hancock (USA) and John Hancock (New York) (the “Insurance Companies”) that are not registered under the 1940 Act hold over 30% of the Acquired Fund’s shares, the presence of a quorum is assured.

Abstentions. Abstentions are counted as shares eligible to vote at the Meeting in determining whether a quorum is present, but do not count as votes cast with respect to a proposal. Under the 1940 Act, the affirmative vote necessary to approve a matter under consideration may be determined with reference to a percentage of votes present at the Meeting, which would have the effect of treating abstentions as if they were votes against a proposal.

Cost of Preparation and Distribution of Proxy Materials. The expenses of the Reorganization will be borne by the Acquired Fund and Acquiring Fund in proportion to each Fund’s net assets. In addition to the solicitation of proxies by the use of the mails, proxies may be solicited by officers and employees of JHVIT, the Advisor or its agents or affiliates, personally or by telephone. Brokerage houses, banks and other fiduciaries may be requested to forward soliciting materials to their principals and to obtain authorization for the execution of proxies.

Fund Voting. Shares of the Acquired Fund will vote in the aggregate, and not by class of shares, with respect to the proposal.

If the required shareholder approval is not obtained with respect to the proposal, the Acquired Fund will continue to operate indefinitely as a separate series of the Trust, or until the Board takes other action with respect to the Acquired Fund.

Solicitation of Proxies and Voting Instructions

JHVIT is soliciting proxies from the shareholders of the Acquired Fund, including the Insurance Companies, which have the right to vote upon matters that may be voted upon at a special shareholders’ meeting. The Insurance Companies will furnish this Proxy Statement/Prospectus to the owners of variable contracts participating in Registered Separate Accounts that hold shares of the Acquired Fund to be voted at the Meeting, and will solicit voting instructions from those contract owners.

Each Insurance Company will vote shares of the Acquired Fund held in its Registered Separate Accounts:

(i) for which timely voting instructions are received from contract owners participating in these Registered Separate Accounts, in accordance with such instructions or if no instruction is made or the instruction is not clearly marked, “for” the Proposal; and (ii) for which no voting instructions are timely received, in the same proportion as the instructions received from contract owners participating in all its Registered Separate Accounts. The Insurance Companies will vote shares of the Acquired Fund held by them directly (i.e., not through a separate account) in the same proportion as the voting instructions timely received by the Insurance Companies from contract owners participating in all their Registered Separate Accounts. The effect of proportional voting as described above is that a small number of contract owners can determine the outcome of the voting.

OUTSTANDING SHARES AND SHARE OWNERSHIP

JHVIT does not sell its shares directly to the public but generally only to insurance companies and their separate accounts as the underlying investment options for variable contracts issued by such companies, certain entities affiliated with the insurance companies and those funds of JHVIT that operate as funds of funds and invest in other JHVIT funds (the “Funds of Funds”). Only shares of a particular fund are entitled to vote on matters that affect only the interests of that fund.

As of the Record Date, shares of the Acquiring Fund were legally owned by the Insurance Companies.

The Insurance Companies hold shares principally in their separate accounts. They may also hold shares directly. An Insurance Company may legally own in the aggregate more than 25% of the shares of a fund. For purposes of the 1940 Act, any person who owns “beneficially” more than 25% of the outstanding shares of a fund is presumed to “control” the fund. Shares are generally deemed to be beneficially owned by a person who has the power to vote or dispose of the shares. An Insurance Company has no power to exercise any discretion in voting or disposing of any of the shares that it legally owns, except that it may have the power to dispose of shares that it holds

19

directly. Consequently, an Insurance Company would be presumed to control a fund only if it holds directly for its own account, and has the power to dispose of, more than 25% of the shares of the fund.

John Hancock USA is a stock life insurance company existing under the laws of Michigan and having its principal address at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5. John Hancock NY is a stock life insurance company organized under the laws of New York and having its principal address at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. Each Insurance Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company (“Manulife”), a Canadian stock life insurance company. The ultimate parent entity of the John Hancock Insurance Companies is MFC, the holding company of Manulife and its subsidiaries, collectively known as “Manulife Financial.” The principal offices of MFC are located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

The number of votes eligible to be cast at the Meeting or outstanding with respect to Series I shares of the Acquired Fund, the percentage ownership of the outstanding shares of each fund by each of the Insurance Companies and other share ownership information, as of the Record Date, are set forth below.

Principal Holders. The Insurance Companies are the principal record holders of the funds’ Series I~~, Series II, and Series NAV~~ shares~~, as applicable~~. Principal holders are those who own of record or are known by JHVIT to own beneficially 5% or more of a series of a fund’s outstanding shares. ~~[Apart from the Insurance Companies, there~~

~~are no other principal holders of the funds’ shares.]~~

Acquired Fund

As of the Record Date, the number of votes eligible to be cast at the Meeting with respect to Series I shares of the Acquired Fund, and the percentage ownership thereof by John Hancock USA and John Hancock NY are set forth below.

				Percentage of Shares Held by
		Number of
		Outstanding	Number of
Acquired Fund	Share Class	Shares	Eligible Votes	JH USA	JH NY

Global Equity Trust	Series I	24,784,439.34	24,784,439.34	99.62%	0.38%

As of the Record Date, Trustees and officers of JHVIT, in the aggregate, beneficially owned less than 1% of the outstanding shares of any class of the Acquired Fund.

Acquiring Fund

As of the Record Date, the ~~share of each class~~number of outstanding Series I shares of the Acquiring Fund, and the percentage ownership thereof by John Hancock USA and John Hancock NY are set forth below.

			Percentage of Shares
			Held by
		Number of
Acquiring Fund	Share Class	Outstanding Shares	JH USA	JH NY
~~Global Trust~~	~~Series I~~
Global Trust	Series ~~II~~I	5,505,529.06	95.08%	4.82%
	~~Series NAV~~

As of the Record Date, Trustees and officers of JHVIT, in the aggregate, beneficially owned less than 1% of the outstanding shares of any class of the Acquiring Fund.

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Appendix B — FINANCIAL HIGHLIGHTS OF THE FUNDS

The financial highlights tables for the Acquired and Acquiring Funds are intended to help investors understand the financial performance of each fund for the past five years ended December 31, 2019. Certain information reflects financial results for a single share of a fund. The total returns presented in the table represent the rate that an investor would have earned (or lost) on an investment in the particular fund (assuming reinvestment of all dividends and distributions). The financial statements of JHVIT included in its Annual Report to Shareholders for the fiscal year ended December 31, 2019 (File Nos. 2-94157 and 811-04146) have been audited by PricewaterhouseCoopers LLP. These financial statements have been incorporated by reference into the SAI insofar as they relate to the Acquired and Acquiring Funds. Copies of the Annual Report are available on request as described above.

The performance information included in the “Financial Highlights” does not reflect fees and expenses of any variable insurance contract that may use JHVIT as its underlying investment option. If such fees and expenses had been reflected, performance would be lower.

Global Trust

Per share operating performance for a share outstanding throughout each period										Ratios and supplemental data
Income (loss) from
	investment operations				Less Distributions					Ratios to average net assets
Period ended	Net asset value, beginning of period	Net investment income (loss) ($)[1]	Net realized and unrealized gain (loss) on investments ($)	Total from investment operations ($)	From net investment income ($)	From net realized gain ($	Total distributions ($)	Net asset value, end of period ($)	Total return (%)[2]	Expenses before reductions (%)	Expenses including reductions (%)	Net investment income (loss) (%)	Net assets, end of period (in millions)	Portfolio turnover (%)
Series I
12-31-2019	18.37	0.49	2.32	2.81	(0.42)	(0.72)	(1.14)	20.04	16.04	1.00	0.95	2.51	115	20
12-31-2018	21.93	0.41	(3.58)	(3.17)	(0.39)	—	(0.39)	18.37	(14.49)	0.98	0.95	1.91	115	30
12-31-2017	18.78	0.41	3.14	3.55	(0.40)	—	(0.40)	21.93	18.88	0.96	0.94	2.00	148	28
12-31-2016	17.95	0.34	1.33	1.67	(0.84)	—	(0.84)	18.78	9.47	0.89[3]	0.87[3]	1.87	142	23
12-31-2015	19.58	0.35	(1.60)	(1.25)	(0.38)	—	(0.38)	17.95	(6.42)	0.93	0.91	1.79	147	23
~~Series II~~
~~12-31-2019~~	~~18.29~~	~~0.45~~	~~2.31~~	~~2.76~~	~~(0.38)~~	~~(0.72)~~	~~(1.10)~~	~~19.95 15.83~~		~~1.20~~	~~1.15~~	~~2.31~~	~~31~~	~~20~~
~~12-31-2018~~	~~21.83~~	~~0.37~~	~~(3.56)~~	~~(3.19)~~	~~(0.35)~~	~~—~~	~~(0.35) 18.29~~		~~(14.65)~~	~~1.18~~	~~1.15~~	~~1.72~~	~~31~~	~~30~~
~~12-31-2017~~	~~18.70~~	~~0.39~~	~~3.10~~	~~3.49~~	~~(0.36)~~	~~—~~	~~(0.36) 21.83 18.63~~			~~1.16~~	~~1.14~~	~~1.80~~	~~44~~	~~28~~
~~12-31-2016~~	~~17.88~~	~~0.30~~	~~1.33~~	~~1.63~~	~~(0.81)~~	~~—~~	~~(0.81) 18.70~~		~~9.24~~	~~1.09[3]~~	~~1.07[3]~~	~~1.67~~	~~43~~	~~23~~
~~12-31-2015~~	~~19.51~~	~~0.31~~	~~(1.59)~~	~~(1.28)~~	~~(0.35)~~	~~—~~	~~(0.35)~~	~~17.88~~	~~(6.61)~~	~~1.13~~	~~1.11~~	~~1.61~~	~~46~~	~~23~~
~~Series NAV~~
~~12-31-2019~~	~~18.35~~	~~0.49~~	~~2.32~~	~~2.81~~	~~(0.43)~~	~~(0.72)~~	~~(1.15)~~	~~20.01 16.06~~		~~0.95~~	~~0.90~~	~~2.53~~	~~43~~	~~20~~

~~12-31-2018~~	~~21.90~~	~~0.42~~	~~(3.56)~~	~~(3.14)~~	~~(0.41)~~	~~—~~	~~(0.41) 18.35~~		~~(14.42)~~	~~0.93~~	~~0.90~~	~~1.94~~	~~38~~	~~30~~
~~12-31-2017~~	~~18.76~~	~~0.42~~	~~3.13~~	~~3.55~~	~~(0.41)~~	~~—~~	~~(0.41) 21.90 18.90~~			~~0.91~~	~~0.89~~	~~2.05~~	~~48~~	~~28~~
~~12-31-2016~~	~~17.94~~	~~0.40~~	~~1.27~~	~~1.67~~	~~(0.85)~~	~~—~~	~~(0.85) 18.76~~		~~9.47~~	~~0.84[3]~~	~~0.83[3]~~	~~2.24~~	~~42~~	~~23~~
~~12-31-2015~~	~~19.56~~	~~0.36~~	~~(1.59)~~	~~(1.23)~~	~~(0.39)~~	~~—~~	~~(0.39)~~	~~17.94~~	~~(6.34)~~	~~0.88~~	~~0.86~~	~~1.83~~	~~390~~	~~23~~

1.Based on average daily shares outstanding.

2.Total returns exclude insurance-related fees and expenses and would have been lower had certain expenses not been reduced during the applicable periods.

3.Includes reimbursement for overbilling of custody expenses in prior years of 0.04%.

B-1

JOHN HANCOCK VARIABLE INSURANCE TRUST

200 Berkeley Street

Boston, Massachusetts 02116

STATEMENT OF ADDITIONAL INFORMATION

Dated: July 31, 2020

This Statement of Additional Information is available to the shareholders of Global Equity Trust (formerly, Mutual Shares Trust) a series of JHVIT (the “Acquired Fund”) in connection with the proposed reorganization providing for the combination of the Acquired Fund into Global Trust, also a series of JHVIT (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”) (the “Reorganization”).

This Statement of Additional Information is not a prospectus but should be read in conjunction with JHVIT’s Proxy Statement/Prospectus dated July 31, 2020 for the Special Meeting of Shareholders of the Acquired Fund to be held on September 23, 2020. The Proxy Statement/Prospectus, which describes the Reorganization, may be obtained without charge by writing to JHVIT at the address above or by calling the following toll free telephone number: (800) 344-1029.

TABLE OF CONTENTS

Statement of Additional Information of JHVIT dated April 27, 2020, as supplemented, relating to the Acquired Fund and the Acquiring Fund.

Audited Financial Statements of JHVIT for the fiscal year ended December 31, 2019, relating to the Acquired Fund and the Acquiring Fund.

Pro forma Financial Information for the Reorganization.

INFORMATION INCORPORATED BY REFERENCE

This Statement of Additional Information incorporates by reference the following documents (or designated portions thereof) as filed with the Securities and Exchange Commission (“SEC”) (File Nos. 2-94157; 811-04146):

1.	The Statement of Additional Information of JHVIT dated April 27, 2020, as supplemented, relating to the Acquired Fund and the Acquiring Fund.

2.	The Audited Financial Statements of JHVIT for the fiscal year ended December 31, 2019, relating to the Acquired Fund and the Acquiring Fund, including the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm, are incorporated by reference to JHVIT’s Annual Report to Shareholders dated December 31, 2019 filed with the SEC on Form N-CSR on March 3, 2020, insofar as such financial statements and report relate to the Acquired Fund and the Acquiring Fund.

PRO FORMA FINANCIAL INFORMATION

Combination of Global Equity Trust (formerly, Mutual Shares Trust) into Global Trust

The unaudited pro forma information provided herein should be read in conjunction with the audited Annual Report to Shareholders of the Acquired and Acquiring Funds for the period ended December 31, 2019, which is on file with the SEC and available at no charge.

The unaudited pro forma information set forth below for the period ended December 31, 2019 is intended to present ratios and supplemental data as if the merger of the Acquired Fund into the Acquiring Fund (collectively, the “Funds”), had been consummated at December 31, 2019. The merger is intended to consolidate the Acquired and Acquiring Funds, each of which invests primarily in equity securities. Actual results may differ from the pro forma information presented, which includes the use of estimates.

The Funds have the same administrator and fund recordkeeping services agent but different fund accounting agents and custodians. Each of such service providers has entered into an agreement with the Trust that governs the provision of services to the Funds. Such agreements contain the same terms. The Acquired Fund and Acquiring Fund had effective advisory fee rates of 0.95% and 0.79%, respectively, for the 12 -month period ended December 31, 2019. These advisory fee rates reflect contractual and voluntary fee waivers in effect for this time period.

As of ~~April 30~~December 31, ~~2020~~2019, the net assets of: (i) the Acquired Fund were $~~132,280,733~~153,182,281; and (ii) the Acquiring Fund were $ ~~152,943,135~~188,528,909. The net assets of the combined fund as of ~~April 30, 2020~~December 31, 2019 would have been $~~285,223,868~~341,711,190.

On a pro forma basis, for the 12-month period ended December 31, 2019, with respect to the combined fund, the Reorganization would not result in a decrease in management fees because the Funds have the same advisory fee rate of 0. 80%, but would result in a decrease in combined other operating expenses (including audit fees but not including management fees) of $62,341, due to the combined fund eliminating duplicative expenses and achieving other operating economies of scale, resulting in a less than $0.01 per share expense decrease (0.018% of net assets (1.8 basis points)).

No significant accounting policies will change as a result of the proposed reorganization, specifically, policies regarding valuation or Subchapter M income tax compliance. The Acquiring Fund will be the accounting survivor of the proposed reorganization and will also maintain the performance history of the Acquiring Fund at the closing of the Reorganization. The Reorganization is not expected to be a taxable event for federal income tax purposes for variable life insurance and variable annuity contract owners whose contract values are determined by investment in shares of the Acquired Fund.

At December 31, 2019, the Acquired and Acquiring Funds did not have any capital loss carryforwards.

The estimated reorganization costs of $175,427, of which $81,359 will be borne by the Acquired Fund (less than $0.01 per share and 0.0615% of net assets (6.15 basis points)) and $ 94,068 will be borne by the Acquiring Fund (less than $ 0.01 per share and 0.0615% of net assets (6.15 basis points)) incurred in connection with entering into and carrying out the provisions of the Agreement and Plan of Reorganization will be borne as follows: The expenses of the Reorganization will be borne by both the Acquired Fund and Acquiring Fund in proportion to each Fund’s net assets because each Fund is expected to benefit from lower total annual fund operating expenses.

~~If the Reorganization is not consummated, the expenses of the Reorganization will be paid by~~ John Hancock Variable Trust Advisers LLC (formerly, John Hancock Investment Management Services, LLC)~~,~~ (the ~~Funds’ investment advisor~~“Advisor”) anticipates that there will be minimal re-positioning of the portfolios of the Acquired Fund and Acquiring Fund as a result of the Reorganization.

If the Reorganization is not consummated, the expenses of the Reorganization will be paid by the Advisor.